November 14, 2019

Via EDGAR

Matthew Derby

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	APPlife Digital Solutions Inc. Registration Statement on Form S-1 Filed October 25, 2019 File No. 333-234355 Application for Withdrawal

Dear Mr. Derby:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, APPlife Digital Solutions Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-234355) originally filed with the Commission on October 25, 2019, along with any exhibits filed thereto (the “Registration Statement”).

No securities have been sold or will be sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Please address any questions you may have to Chase Chandler, Esq. at Brunson Chandler & Jones, PLLC, 175 S. Main Street, Suite 1410, Salt Lake City, UT 84111; telephone (801) 303-5730; email chase@bcjlaw.com.

Sincerely,

APPlife Digital Solutions Inc.

By:	/s/ Matt Reid
Matt Reid
CEO and Director